Exhibit 99.1
Mindray Appoints Jie Liu as Chief Operating Officer
SHENZHEN, China- Aug. 26,2008— Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China, announced today that Mr. Jie Liu has been appointed Chief Operating Officer, effective August 21st, 2008. Mr. Liu will focus on enhancing the operations of the key departments across the Company, as well as working with other senior management in providing strategic guidance, implementation procedures and budget planning.
Mr. Liu has served as Mindray’s executive vice president of international sales and marketing since 2007. Previously, Mr. Liu was Mindray’s vice president of international sales and marketing.
“Mr. Liu brings years of experience and a deep knowledge of our company and the sector to his new position,” commented Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “I am confident his guidance and dedication will result in improved execution during an exciting and important time for Mindray, and I also believe his strategic guidance will serve Mindray’s long term success as we continue to implement our growth plans for the future.”
“I look forward to my new role of ensuring the continued execution of each of our departments and Mindray overall,” added Mr. Liu. “There is great potential for Mindray, and with our effective operations being guided by strong internal controls and innovative strategic thinking, we will be able to capitalize on these opportunities.”
Mr. Liu brings extensive professional experience to Mindray, as prior to joining the Company he worked within sales, marketing and product management with multinational companies such as Hewlett-Packard and Johnson and Johnson. He holds an MBA degree from Stephen M. Ross School of Business, the University of Michigan at Ann Arbor, an MS degree from Chinese Academy of Sciences, and a BE degree from Zhejiang University.
Mr. Ma Sheng, previously VP of international patient monitoring sales and marketing, became VP of international sales and marketing effective August 21st, 2008.

About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver.
Safe Harbor Statement
This press release contains forward-looking statements including those with respect to the success of acquisition integration, including Mindray’s ability to realize potential synergies and to expand into markets in Europe and the United States, and the ability to cure and defects in the company’s obligations to meet NYSE corporate governance obligations with respect to independence in the near future. These and the other forward-looking statements contained in this press release may not occur and actual results may differ materially. These statements are based on information available at the time they are made and are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond the company’s control. Factors that affect Mindray’s business operations and product development, as well as a further list and description of risks and uncertainties associated with Mindray’s business, are discussed in its reports filed with the Securities and Exchange Commission, including its most recent annual report on Form 20-F. All information provided in this press release is as of today, and Mindray undertakes no duty to update such information, except as required under applicable law.
For investor and media inquiries, please contact:
In the U.S.:
Evan Smith
Managing Director, FD
Tel: + 1 212-850-5606
Email: evan.smith@fd.com
John Capodanno
Senior Vice President, FD
Tel: + 1 212-850-5705
Email: mailto:john.capodanno@fd.com
In China:
May Li
Manager, Mindray Investor Relations
Direct line: + 86 755 2658 2518
Email: may.li@mindray.com